UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2025

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 8.01 Other Events

On October 29, 2025, the Federal Home Loan Bank of Chicago (the Bank) declared a dividend for the third quarter of 2025 and announced dividend guidance for the next two quarters. Attached as Exhibit 99.1 to this Current Report on Form 8-K (the Report) is a copy of the letter to members containing the dividend announcement. The letter to members references the Bank's preliminary third quarter 2025 financial results press release, which was the subject of the Bank's October 23, 2025 Current Report on Form 8-K.

Any anticipated future dividend rates are not a guarantee or a commitment by the Bank regarding the payment of any dividends or the level of dividends. Market conditions may be unpredictable and their impact on the Bank's results of operations and financial condition, as well as any changes in applicable regulatory or other requirements, may affect the Bank's ability to declare dividends or to pay dividends at such anticipated rates.

This Report uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on the Bank's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. The Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect the Bank, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events; changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; the Bank's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock); the Bank's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. The Bank assumes no obligation to update any forward-looking statements made herein. In addition, the Bank reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, the Bank cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is furnished herewith:

Exhibit No.	Description
99.1	Announcement to Members dated October 29, 2025 on Third Quarter Dividend
104	Cover Page Interactive Data File (Formatted as inline XBRL)

**Signature(s)**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Federal Home Loan Bank of Chicago**

Date: October 29, 2025   By: /s/ Virxhini Gjonzeneli

                                                        Virxhini Gjonzeneli

                                                        Executive Vice President and Chief Financial Officer

EXHIBIT 99.1



Dividend Announcement/Email to Members

Subject Line: FHLBank Chicago Declares Q3 2025 Dividend

October 29, 2025

Q3 2025 Dividend Declared

Today, FHLBank Chicago's Board of Directors declared a 9.25% (annualized) dividend for Class B1 activity stock and a 4.30% (annualized) dividend for Class B2 membership stock, based on preliminary financial results for the third quarter of 2025. Dividends will be paid to member DID accounts on November 14, 2025.

FHLBank Chicago pays a higher dividend per share on activity stock compared to membership stock to recognize members that support the cooperative by using our products. It has the effect of enhancing the benefits of using the Bank either by lowering the cost on advances and letters of credit or improving the return on Mortgage Partnership Finance® (MPF®) Traditional loans sold. This net benefit of the higher dividend received on Class B1 activity stock lowers your borrowing costs by an estimated 21.72 basis points*.

FHLBank Chicago expects to maintain at least an 8.75% (annualized) dividend for Class B1 activity stock for the fourth quarter of 2025 and the first quarter of 2026, based on current projections and assumptions regarding our financial condition. This information is being provided to assist members in planning their activity with FHLBank Chicago. Any future dividend payments remain subject to determination and declaration by FHLBank Chicago's Board of Directors and may be impacted by changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

Reflects Class B1 activity stock dividend as a reduction to the assumed advance rate, based on a Class B1 dividend rate of 9.25% for Q3 2025, an opportunity cost of buying stock (estimated to be the Q3 2025 U.S. Federal Reserve Average Federal Funds Rate of 4.30%), and 4.50% advance capitalization for illustration purposes only.

EXHIBIT 99.1



Forward-Looking Information: This announcement uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on FHLBank Chicago's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect FHLBank Chicago, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events; changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; FHLBank Chicago's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock); FHLBank Chicago's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. FHLBank Chicago assumes no obligation to update any forward-looking statements made herein. In addition, the FHLBank Chicago reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, FHLBank Chicago cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

"Mortgage Partnership Finance" and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.